Mail Stop 3561

September 9, 2008

By U.S. Mail and facsimile to (909) 394-1382

Floyd E. Wicks
President and Chief Executive Officer
American States Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

> **Re: American States Water Company**
> **Golden State Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **File Nos. 001-14431 and 001-12008**

Dear Mr. Wicks:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Contracted Services, page 22

1. We note page 83 discloses that revenue from cost-plus-profit contracts includes reimbursable costs plus profits earned and that contract costs also include subcontractor costs. Please tell us how you account for reimbursable costs and your consideration of the requirements to exclude reimbursable costs when you are not bearing the risk as a principal in the agreement(s). Include in your response the pertinent contract terms, your judgment and the relative strength of each indicator as to why these costs were included in revenue. Also include your basis in GAAP including your considerations of paragraphs .57 -.59 of SOP 81-1, paragraph 20 of Chapter 11 of ARB 43 and EITF 99-19, as applicable. Please also include the amount of reimbursable costs reflected in contract service revenue in each of the annual periods presented.

Contractual Obligations, Commitments and Off Balance Sheet Arrangements, page 47

2. We note your disclosure in Note (13) indicates that the expected contribution to your pension and postretirement plans in 2008, 2009, 2010 and 2011, were estimated by your actuary. Because it would appear that you relied upon a third party in arriving at this data, please tell us the nature and extent of the actuary's involvement in the estimation process. In doing so, please tell us whether the amounts disclosed reflect the actuary's amounts and, if so, tell us how they arrived that those amounts. Because this Form 10-K appears to be incorporated by reference into registration statements on Forms S-3 and S-8, we are considering your response with a view to whether you should name the actuary and provide a consent pursuant to Rule 436 of Regulation C.

Report of Independent Registered Public Accounting Firm, page 125-126

3. In future filings please provide conforming signatures of your auditors in their reports located on pages 125-126. Refer to Article 2-02(a) of Regulation S-X.

Exhibits 31.1, 31.1.1, 31.2 and 31.2.1

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be omitted such that the exact wording of the certification as provided in Item 601(b)(31) of Regulation S-K is reflected.

Definitive Proxy on Schedule 14A

Governance of the Company, page 12

What Procedures Do We Use for Reviewing and Approving Transactions Between Us and Our Directors and Executive Officers?

5. Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K and, in particular, discuss the guidelines you make reference to here. See Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 22

Objectives of the Executive Compensation Program, page 23

6. We note that individual officer and team performance are important factors in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K. Please also further describe "team performance" and discuss how specific forms of compensation are structured to reflect team performance.

7. Please explain how you determined the stock ownership guidelines of 2.5 and 1.5 times base salary, respectively, for your chief executive officer and the other named executive officers.

8. Please elaborate upon the compensation bands you have established for each of your executive officers and how you determined which officers fall into their respective bands. Explain what the total compensation amounts are for each band and how you arrived at those amounts.

9. Please discuss the bases for the compensation committee's approval of annual discretionary cash bonuses for all executive officers and the chief executive officer's recommendations for annual discretionary cash bonuses for other executive officers. In this regard, please explain how you take into account "the performance of the company and the performance of each of these executive officers during the prior year," considering you otherwise do not use any pre-set quantitative performance targets.

Executive Compensation Practices, page 24

10. Please clarify how you will "take any restatement into account in making compensation decisions in subsequent years."

Elements of Executive Compensation, page 26

Base Salary, page 26

11. You state on page 26 that "[t]he compensation committee approved an increase in the base salary of Mr. Wicks, Mr. Sprowls, Mr. Harris and Ms. Kruger approximately at or below the 75th percentile of the range of compensation paid to executive officers of our peer group assigned to the same compensation band in Cook's analysis...." Please provide clear disclosure as to the actual percentile of the targets used for the individual officers and the reason(s) for any difference between the target and actual percentiles.

Summary Compensation Table, page 29

12. Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation. See Item 402(e) of Regulation S-K.

What are the terms of change in control agreements with executive officers? page 38

13. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3322 or Andrew Mew, at (202) 551-3377, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director